ZEN Graphene Solutions and Trebor Rx Provides Update

Guelph, ON - June 16, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, next-gen nanomaterials technology company and Trebor Rx Corp. (Trebor) are pleased to provide an update on the Health Canada review process for the ZENGuardTM- enhanced, ASTM level 3 surgical mask. ZEN has been advised by Trebor that it received a response letter from Health Canada indicating that more information was required following their first full review. Specific guidance was provided on the remaining items, which Trebor and ZEN expect to supply well ahead of Health Canada's June 24th timeline.

Dr. Francis Dubé, ZEN Executive Chairman commented: "We appreciate the quick turnaround of the application by Health Canada. Communications related to our safety data and approval requirements for the surgical masks have been clear and transparent - and we have been assured that the review process continues to be a priority item. We will continue to work diligently with our partners at Trebor to satisfy Health Canada's requirements to bring our highly-effective, Made-in-Canada technology to market as soon as possible."

About ZEN Graphene Solutions Ltd.

ZEN is a next-gen nanomaterials technology company developing and commercializing technologies that help protect people and the environment. ZEN is currently focused on commercializing ZENGuardTM, a patent pending graphene-based coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar graphene compounds as pharmaceutical products against infectious diseases. The company has a significant R&D pipeline with an interest in monomers, polymers, metal alloys, corrosion coatings, biosensors along with the production of graphene oxide and graphene quantum dots. Additionally, the company owns the unique Albany Graphite Project which provides the company with a potential competitive advantage in the graphene market. Labs in Japan, UK, Israel, USA, and Canada have independently demonstrated that ZEN’s Albany PureTM Graphite is an ideal precursor material that easily converts (exfoliates) to graphene, using a variety of mechanical, chemical, and electrochemical methods.

For further information:

Dr. Francis Dubé, Executive Chairman

Tel: 1(289) 821-2820

Email: drfdube@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward- looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.